July 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Telecommunications

100F Street, N.E.

Washington, D.C. 20549

Re: Revolution Lighting Technologies, Inc.

Form 10-K for the Year Ended December 31, 2017

Form 10-Q for the Period Ended March 31, 2018

Response dated June 7, 2018

File No. 000-23590

Dear Ms. Etheredge and Mr. Pacho,

Set forth below is the response of Revolution Lighting Technologies, Inc. (the “Company”, ”we”, ”us”, or “our”) to the comments that you provided on behalf of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter (the “Comment Letter”) dated June 22, 2018.

For reference purposes, the Staff’s comments in the Staff letter dated June 22, 2018 are reproduced in bold and the corresponding responses of the Company are shown below the comment.

Form 10-K for the year ended December 31, 2017

Notes to Consolidated Financial Statements

6. Goodwill, page 41

1.	We note your response to prior comment one. Please address the following:

•	Confirm that your CEO also serves as the Chief Operating Decision Maker (CODM);

•	If your CEO is the CODM, please tell us how you determined that each division is not an operating segment since it appears he receives and reviews discrete financial information for each division; and

•	Describe the level at which budgets are prepared and reviewed by the CODM, the basis on which compensation for the CODM and his direct reports is determined, and the level of information provided to the board of directors (i.e. consolidated, by division or some combination of the two).

We confirm that our CEO is the Chief Operating Decision Maker (the “CODM”). The CODM determines the Company’s overall business strategy and is responsible for the allocation of resources and assessment of performance. In addition, the CODM makes key operating decisions and evaluates the overall performance of our business.

ASC 280-10-50-1 defines an operating segment as the following:

An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entities).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Each of our divisions engage in business activities that generate revenue and incur costs. Additionally, all of the revenue is generated from similar activity, the sale of lighting products and solutions. Discrete financial information is available for each of our divisions. However, to further clarify our previous response, the CODM receives and reviews only sales information from each individual division. All other financial information is compiled on a consolidated basis for all divisions and provided to the CODM in the aggregate. The primary financial measures used by the CODM to assess performance of, and allocate resources, is revenue and aggregate operating results.

Further, as part of our annual planning process, the CODM receives and approves an annual budget for the Company in the aggregate except for divisional revenue. The CODM also receives quarterly updates (including comparative prior results), which include revenue by operating division; however, gross profit margin, selling, general and administrative expenses, other charges and profitability are provided in the aggregate.

The CODM provides the Board of Directors with quarterly consolidated financial statements in the aggregate and annual budgeted information (with periodic updates) also in the aggregate.

Additionally, financial information provided in Management’s Discussion and Analysis in our Forms 10-K and 10-Q, as well as information presented in the form of presentations, earning calls, etc is generally presented in the aggregate.

Regarding compensation, as noted in our proxy filing (Form 14A dated March 22, 2018), our CEO, Mr. LaPenta, and our CFO, Mr. DePalma, are officers of RVL, the Company’s principal stockholder, and as such they beneficially own a substantial portion of our common stock. Because of this ownership position, Mr. LaPenta and Mr. DePalma have a direct and substantial interest in the long-term growth of our Company, and neither Mr. LaPenta nor Mr. DePalma has received a salary, bonus, stock award, option award, or directly received non-equity incentive plan compensation in connection with their service as CEO and CFO, respectively. The Company is party to a management services agreement with Aston Capital, LLP (“Aston”), of whom Messrs. LaPenta and DePalma are members and have received shares of restricted stock during 2013 through 2016.

In addition to our CFO, the other direct reports to the CODM include the respective leaders of the divisions whose main function is to grow revenue. In this regard, their compensation is generally based on annual revenue growth, as well as subjective elements including collaboration of resources with other divisions towards customer and revenue growth.

Based on the similarities of our business activities and how our CODM allocates resources and evaluates performance, the Company determined that it has one operating segment. Management believes that our segment reporting is consistent with the principles of ASC 280, and that our segment disclosures are consistent with our reporting structure.

Form 10-Q for the Period Ended March 31, 2018

Notes to Condensed Consolidated Financial Statements

2. Revenue from Contracts with Customers, page 10

2.	In your response to prior comment one, you indicated that your CEO reviews sales activity at the divisional level and makes decisions regarding resource allocation based upon that revenue data. Please tell us how you considered providing disaggregated revenue disclosures described in ASC 606-10-50-5.

In reviewing ASC 606-10-55-89 through 91, the Company considered potential categories with which to provide disaggregate revenue (type of good or service, geographical region, type of customer, type of contract, contract duration, etc). The majority of the Company’s revenue is earned from the sale of LED products. The Company recognizes a portion of its revenue from fixed-price and modified fixed-price contracts for turnkey energy conservation projects; however the revenue is predominately related to the sale of LED products used in such projects. Additionally, sales predominately occur in the United States. For each of the past three years, less than 1% of sales occurred outside of the United States.

As a result of the aforementioned assessment, the Company disaggregated revenue based on type of contract (revenue from product sales and revenue from fixed-price and modified fixed-price contracts) as included in footnote 2 of the Form 10-Q for the period ended March 31, 2018.

Please telephone the undersigned at (203)504-1104 with any questions or comments concerning this filing.

Very truly yours,

/s/ James A. DePalma
James A. DePalma
Chief Financial Officer